Exhibit 12

PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2000 through 2004
and Twelve Months Ended January 31, 2005
(In thousands except ratio amounts)

	January 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Pre-tax income from continuing operations	$125,955	$123,894	$105,189	$82,091	$90,683	$99,199
Distributed income of equity investees	19,676	26,291	10,188	22,143	9,885	4,255
Fixed charges	52,339	52,398	43,491	44,251	47,793	44,368
Preferred security dividend, net of tax	(1,373)	(1,379)	(276)	—	—	—

Total Adjusted Earnings	$196,597	$201,204	$158,592	$148,485	$148,361	$147,822

Fixed Charges:
Interest	$49,713	$48,973	$41,401	$42,250	$45,286	$42,010
Amortization of debt expense	446	429	365	366	420	465
One-third of rental expense	807	1,617	1,449	1,635	2,087	1,893
Preferred security dividend, net of tax	1,373	1,379	276	—	—	—

Total Fixed Charges	$52,339	$52,398	$43,491	$44,251	$47,793	$44,368

Ratio of Earnings to Fixed Charges	3.76	3.84	3.65	3.36	3.10	3.33